August 27, 2024

Marshall Perkins III
Chief Executive Officer
Medical Care Technologies Inc.
1910 S Stapley Drive, Suite 221
Mesa, AZ 85204

        Re: Medical Care Technologies Inc.
            Offering Statement on Form 1-A
            Filed August 9, 2024
            File No. 024-12484
Dear Marshall Perkins III:

       We have reviewed your offering statement and have the following comment.

         Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A
Risk Factors, page 11

1. Please revise to add a risk factor discussing the company's past record regarding not filing periodic reports in a timely fashion or being a delinquent filer and the associated risks for investors.
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 August 27, 2024
Page 2

       Please contact Scott Anderegg at 202-551-3342 or Donald Field at 202-551-3680 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services